
UNITRIN
Matisse Portraits
SENSATIONAL BOUQUETS
Scavullo

THE DIXIE GROUP

Exhibit 99.1

March 2015 Investor Presentation

Contact:
Jon Faulkner
CFO
The Dixie Group

Phone: 706-876-5814

jon.faulkner@dixiegroup.com

Forward Looking Statements
The Dixie Group, Inc.

THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.
- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History


Dixie
20

THE DIXIE GROUP

- 1920 Began as Dixie Mercerizing in Chattanooga, TN
- 1990's Transitioned from textiles to floorcovering
- 2003 Refined focus on upper- end floorcovering market
- 2003 Launched Dixie Home - upper end residential line
- 2005 Launched modular tile carpet line – new product category
- 2007 Launched wool products in Masland & Fabrica – high-end designers
- 2010 Residential "soft products" growth strategy
- 2012 New Masland Contract management – performance tile strategy
- 2012 Purchased Colormaster dye house – lower cost
- 2012 Purchased Crown rugs – wool rugs
- 2013 Purchased Robertex - wool carpet mill
- 2014 Expanded and realigned manufacturing to increase capacity
- 2014 Purchased Atlas Carpet Mills – high-end commercial business
- 2014 Purchased Burtco - computerized yarn placement for hospitality

Dixie Today

THE DIXIE GROUP



- Commitment to brands in the upper-end market with strong growth potential
- Diversified between Commercial and Residential markets
- Diversified customer base (TTM Basis, excludes Atlas)
  - Top 10 carpet customers
    - 13% of sales
  - Top 100 carpet customers
    - 27% of sales

Dixie Group Drivers

What affects our business?

THE DIXIE GROUP

The market dynamics:

- Residentially
  - The market is driven by home sales and remodeling
    - New construction is a smaller effect
  - Dixie is driven by the wealth effect
    - The stock market and consumer confidence
- Commercially
  - The market is driven by remodeling of offices, schools, retail and hospitality as demonstrated by the investment in non-residential fixed structures
  - Dixie is driven by upper-end remodeling in offices, retail remodeling, higher education, and upper-end hospitality that primarily involve a designer

New and Existing Home Sales
Seasonally Adjusted Annual Rate

THE DIXIE GROUP



New 1,000
Existing 1,000
600
550
500
450
400
350
300
250
5,500
5,000
4,500
4,000
3,500
3,000
Jan '10
Jan '11
Jan '12
Jan '13
Jan '14

- "Realtors® are reporting that low rates are attracting potential buyers, but the lack of new and affordable listings is leading some to delay decisions."
- "Although sales cooled in January, home prices continued solid year-over-year growth."
- "The labor market and economy are markedly improved compared to a year ago, which supports stronger buyer demand. The big test for housing will be the impact on affordability once rates rise."

Lawrence Yun,

Chief Economist
National Association of Realtors
February 23, 2015

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).

Residential and Commercial
Fixed Investment

THE DIXIE GROUP



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
4.5%
3.4%
3.2%
2.9%
1969 Q1
1970 Q1
1971 Q1
1972 Q1
1973 Q1
1974 Q1
1975 Q1
1976 Q1
1977 Q1
1978 Q1
1979 Q1
1980 Q1
1981 Q1
1982 Q1
1983 Q1
1984 Q1
1985 Q1
1986 Q1
1987 Q1
1988 Q1
1989 Q1
1990 Q1
1991 Q1
1992 Q1
1993 Q1
1994 Q1
1995 Q1
1996 Q1
1997 Q1
1998 Q1
1999 Q1
2000 Q1
2001 Q1
2002 Q1
2003 Q1
2004 Q1
2005 Q1
2006 Q1
2007 Q1
2008 Q1
2009 Q1
2010 Q1
2011 Q1
2012 Q1
2013 Q1
2014 Q1
Residential Fixed Investment % of GDP
Residential 45 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 45 Yr Average

Rebound in residential activity

Rebound in commercial activity

2014 has continued the rebound in fixed investment;

We expect 2015 to continue this trend

The Industry as compared to The Dixie Group

THE DIXIE GROUP



Value of U.S. Carpet & Rug Sales
($ 000,000's)
Carpet Sales of The Dixie Group from 2003 through 2014
Since 2009, Dixie's sales are up 96% of which 77% is due to internal growth (without Atlas) while the industry is up 12%
Note: 2011 adjusted for 53 weeks, Increase measured as TTM vs. 2009, Industry data is Dixie Group estimate
Single year dips in shipments during recessionary times
Multi-year decline in this downturn
Beginning of recovery
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
400
350
300
250
200
150
100
50
-
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
2013

Source: U.S. Bureau of Economic Analysis and Company estimates

2013 U.S. Carpet & Rug Manufacturers

THE DIXIE GROUP

Carpet Leaders	Dollars in Millions		% Total	
Shaw (Berkshire Hathaway)	$	3,110	27.7%	Residential & Commercial
Mohawk (MHK)	$	2,521	22.4%	Residential & Commercial
Beaulieu (Private)	$	625	5.6%	Residential & Commercial
Interface (TILE)	$	459	4.1%	Commercial Only
Engineered Floors (Private)	$	385	3.4%	Residential Only
Dixie (DXYN)	$	342	3.0%	Residential & Commercial
Other	$	3,806	33.8%	Residential & Commercial
Market	$	11,248	100.0%	

Source: Floor Focus – includes carpet as broadloom and modular tile, and rug sales

Dixie versus the Industry

THE DIXIE GROUP

2014 Dixie sales including Atlas


High-End Commercial 33%
High-End Residential 67%

U.S. 2014 Carpet Market of $8.7 billion


Commercial 44%
Residential 56%

Source: Floor Focus – Broadloom & Carpet Tile and Dixie Group estimate

Carpet Dollar Sales
Indexed to 2009 (includes Atlas Carpet Mills from date of acquisition)

THE DIXIE GROUP



2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
Q1 2009
Q3 2009
Q1 2010
Q3 2010
Q1 2011
Q3 2011
Q1 2012
Q3 2012
Q1 2013
Q3 2013
Q1 2014
Q3 2014
Dixie
Market

Carpet Unit Sales

Indexed to 2009 (includes Atlas Carpet Mills from date of acquisition)

THE DIXIE GROUP



2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
Q1 2009
Q3 2009
Q1 2010
Q3 2010
Q1 2011
Q3 2011
Q1 2012
Q3 2012
Q1 2013
Q3 2013
Q1 2014
Q3 2014
Dixie
Market

Industry Positioning
The Dixie Group

THE DIXIE GROUP



- Strategically our residential and commercial businesses are driven by our relationship to the upper-end consumer and the design community
- This leads us to:
  - Have a sales force that is attuned to design and customer solutions
  - Be a "product driven company" with emphasis on the most beautiful and up-to-date styling and design
  - Be quality focused with excellent reputation for building excellent products and standing behind what we make
  - And, unlike much of the industry, not manufacturing driven

Residential Market Positioning
The Dixie Group

THE DIXIE GROUP



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
ESTIMATED DATA
BROADLOOM RESIDENTIAL SALES
FOCUSED NATIONAL SUPPLIER IN THE UPPER END OF THE SOFT FLOOR COVERING MARKET
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
Masland
Dixie Home
Fabrica
$0
$8
$14
$21
$28
$35
$42
$49
INDUSTRY AVERAGE
PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie Group High-End Residential Sales
All Residential Brands

THE DIXIE GROUP





Sales by Brand for TTM Q4 2014


Fabrica, 19%
Masland, 36%
Dixie Home, 45%

Dixie Group High-End Residential Sales

All Brands

THE DIXIE GROUP



Sales by Channel for TTM Q4 2014



Specialty - OEM, 1%
Commercial, 1%
Builder, 4%
Mass Merchant, 14%
Designer, 16%
Retailer, 64%

The company believes that a significant portion of retail sales also involve a designer

DIXIE HOME

THE DIXIE GROUP



- Well-styled moderate to upper priced residential broadloom line
  - Known for differentiated pattern and color selection
- Dixie Home provides a “full line” to retailers
  - Sells Specialty and Mass Merchant retailers
- Growth initiatives
  - Stainmaster® Tru Soft ™ Fiber Technology
  - Stainmaster® SolarMax ® Fiber Technology
  - Durasilk Polyester

Masland CARPETS & RUGS

THE DIXIE GROUP



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
  - Approximately 26% of sales directly involve a designer
- Hand crafted and imported rugs
- Growth initiative
  - Stainmaster® TruSoft™ Fiber Technology
  - Wool products in both tufted and woven constructions



- Premium high-end brand
  – "Quality without Compromise"
- Designer focused
  – Approximately 34% of sales directly involve a designer
- Hand crafted and imported rugs
- Growth initiatives
  – Stainmaster® TruSoft™ Fiber Technology
  – Fabrica Permaset dyeing process "unlimited color selection in wool"

Commercial Market Positioning
The Dixie Group



- We focus on the "high-end specified soft floorcovering contract market"
- Our Atlas brand
  – Designer driven focused on the fashion oriented market space
- Our Masland Contract brand
  – Broad product line for diverse commercial markets
- Our Masland Hospitality brand
  – Custom products for the hospitality industry
- Our Masland Residential sales force
  – Sells "main street commercial" through retailers

Atlas

THE DIXIE GROUP



- Atlas is our premium commercial brand
- Dedicated to serving the architect and designer needing finer goods
- Focus is on the corporate market through high fashion broadloom and modular carpet tile offerings
- With state-of-the-art tufting machines Atlas can quickly manufacture both custom and running line products

Masland contract

THE DIXIE GROUP





- Upper-end brand in the specified commercial marketplace
  - Corporate, End User, Store Planning, Hospitality, Health Care, Government and Education markets
- Designer focused
- Strong national account base
- Growth initiatives
  - Market specific modular carpet tile collections
  - Masland Hospitality using "computerized yarn placement" technology





Sales by Channel for 2014


Other, 7%
Health Care, 4%
Gov't, 1%
Store Planning, 10%
Education, 2%
Hospitality, 21%
Corporate, 55%

Channels: Interior Design Specifier and Commercial End User

Dixie Group Sales
$ in millions

THE DIXIE GROUP



Net Sales (millions)
$331
$321
$283
$205
$231
$270
$266
$345
$407
2006
2007
2008
2009
2010
2011
2012
2013
2014

Includes Atlas Carpet Mills since March 2014 and Burtco since September 2014

Sales & Operating Income
$ in millions

THE DIXIE GROUP

	Y 2007	Y 2008	Y 2009	Y 2010	Y 2011	Y 2012	Y 2013	Y 2014
Net Sales	320.8	283	203	231	270	266	344	407
Net Income (Loss)	6.2	(31.5)	(42.2)	(4.7)	1.0	(0.9)	5.3	(1.4)
Non-GAAP Adjusted Op. Income	16.7	(28.5)	(45.4)	(2.6)	5.7	3.5	16.4	4.7
Non-GAAP Adjusted EBITDA	29.7	15.5	5.3	10.3	14.5	13.2	26.5	17.7

2014 was a year of business integration, capacity expansion and facility re-alignment. In 2015 we are completing most of the remaining tasks and anticipate moving back to solid profitability.

Facility Consolidation Plan Summary	2014	2015 Est	2016 Est	Total
East Coast Facility consolidation	4,148	1,010	342	5,158
East Coast Asset write off	1,133	-	-	1,133
West Coast Facility consolidation	1,366	379	-	1,745
Total facility consolidation and asset write off's	6,648	1,389	342	8,038

Note: Non-GAAP reconciliation starting on slide 32

2014 Restructuring

$ in millions

THE DIXIE GROUP

To present an order of magnitude impact on Dixie due to the restructuring, we recast the 2014 numbers using our 2013 experience in manufacturing and claims as well as removed the impacts from the acquisitions and restructuring. This does not include planned savings from the restructuring.

Summary	Prior Year December 28, 2013	Actual December 27, 2014	Recast Non-GAAP December 27, 2014	Recast Notes
Net Sales	344	407	408	(1)
Operating Margin	85.6	95.5	107.2	(2) (3)
Operating Margin %	*24.8%*	*23.5%*	*26.3%*	
Operating Income (Loss)	8.9	(5.2)	13.9	(4)
Operating Income as % of Sales	*2.6%*	*-1.3%*	*3.4%*	
EBITDA Cont Op's (2014 Recast Non-GAAP)	19.0	18.9	27.0	(5)

Note 1: Adjust net sales to use the same claims and allowance % as we experienced in 2013

Note 2: Adjust operating margin to have the same manufacturing variance % as we experienced in 2013

Note 3: Remove acquisition expenses for Atlas Carpet Mills and Burtco

Note 4: Remove restructuring charges and sample variances

Note 5: Remove gain on purchase of Atlas Carpet Mills and Burtco, however results do include operating results of Atlas since March of 2014 and Burtco since September of 2014

Note: Recast Non-GAAP reconciliation starting on slide 37

Current Business Conditions
2014 Activity

THE DIXIE GROUP

- We continue to outperform the industry in sales growth
  - We have grown 96% since 2009 while the industry is up 12%
- Operationally we continue to create advantages for the future:
  - We have integrated the Burtco and Atlas Carpet Mills acquisitions
  - We have launched Masland Hospitality
  - We have expanded our product offerings:
    - New wool products plus "Permaset" unlimited wool color selection
    - Stainmaster® TruSoft™ and PetProtect™ broadloom products
    - Utilizing investments in ColorPoint™, iTuft™ and computerized yarn placement (CYP) tufting technologies
- We have expanded our capacity:
  - $350 million in 2013 to $550 to $600 million depending on mix
  - We completed approximately 87% of our restructuring in 2014
  - We have increased headcount by 45% since the beginning of 2013

Current Business Conditions

2015 Initiatives

THE DIXIE GROUP

- We are now streamlining the operational changes of the past year with a focus on training, yields, waste and process efficiencies
- We will be growing our new Masland Hospitality brand, building on our purchase of Burtco and its expertise in custom computerized yarn placement (CYP) product offerings to the hospitality market
- We are launching a significant number of new products through our 2014 acquisition, Atlas Carpet Mills, a premium supplier to the specified commercial marketplace
- We are taking advantage of our new capacity in custom machine tufted rugs to increase our presence in both the residential and commercial "specified designer" markets
- First 11 weeks of the first quarter carpet sales are up over 18%. Without Atlas, sales are up 5%, with commercial the strongest area of the market

Outlook for 2015

THE DIXIE GROUP

The housing & commercial markets are still growing:

- Our upper-end residential market is continuing to grow with an improved economy and consumer confidence:
  - Masland and Fabrica Wool growth opportunities
  - New Stainmaster® PetProtect™ and TruSoft™ products
  - Stainmaster ® partnership to expand retail coverage
- Commercial market is growing, especially in the hospitality market:
  - Masland Hospitality growth opportunities with both new tufted and custom computerized yarn placement offerings
  - Atlas growth opportunities with new products using ColorPoint™ technology and new modular tile offerings
  - Masland Contract has expanded modular tile collections
- Leveraging our previously expanded sales forces
- Internal operations are beginning to show the benefits of our restructuring



FABRICA
FINE CARPET & RUGS

Masland
CARPETS & RUGS

DIXIE
HOME



THE DIXIE GROUP



Atlas

Masland™
contract



Non-GAAP Information

THE DIXIE GROUP

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Gross Profit as Gross Profit plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus one-time items so defined (Note 1)

The Company defines Adjusted S,G&A as S,G&A less manufacturing integration expenses included in selling, general and administrative, less direct acquisition expenses, less one-time items so defined. (Note 2)

The Company defines Adjusted Operating Income as Operating Income plus manufacturing integration expenses of new or expanded operations, plus acquisition expense related to the fair market write up of inventories, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined. (Note 3)

The company defines Adjusted Income from Continuing Operations as net income plus loss from discontinued operations net of tax, plus manufacturing integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined, all tax effected. (Note 4)

The Company defines Adjusted EBIT as net income plus taxes and plus interest. The Company defines Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization, plus manufacturing in integration expenses of new or expanded operations, plus facility consolidation and severance expenses, plus acquisition related expenses, plus impairment of assets, plus impairment of goodwill, plus one-time items so defined. (Note 5)

The company defines Free Cash Flow as Net Income plus interest plus depreciation plus non-cash impairment of assets and goodwill minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 6)

Non-GAAP Gross Profit	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588
Gross Profit	97,217	78,089	52,105	56,651	65,506	65,372	85,570	95,497
Plus: Business integration expense	-	-	-	-	-	1,383	4,738	445
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606
Non-GAAP Adj. Gross Profit (Note 1)	97,217	78,089	52,105	56,651	65,506	66,755	90,675	96,548
Gross Profit as % of Net Sales	30.3%	27.6%	25.6%	24.5%	24.3%	24.5%	24.8%	23.5%
Non-GAAP Adj. Gross Profit % of Net Sales	30.3%	27.6%	25.6%	24.5%	24.3%	25.1%	26.3%	23.7%

Non-GAAP S,G&A	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588
Selling and Administrative Expense	78,789	76,115	60,542	57,362	60,667	63,489	76,221	93,182
Plus: Business integration expense	-	-	-	-	-	-	(1,706)	(1,429)
Less: Acquisition expenses	-	-	-	-	-	(318)	(350)	(789)
Non-GAAP Adj. Selling and Administrative Expense	78,789	76,115	60,542	57,362	60,667	63,171	74,164	90,964
S,G&A as % of Net Sales	24.6%	26.9%	29.8%	24.8%	22.5%	23.8%	22.1%	22.9%
Non-GAAP Selling and Admin as % of Net Sales (Note 2)	24.6%	26.9%	29.8%	24.8%	22.5%	23.7%	21.5%	22.4%

Non-GAAP Operating Income	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014
Net Sales	320,795	282,710	203,480	231,322	270,110	266,372	344,374	406,588
Operating income (loss)	16,707	(28,460)	(45,390)	(2,570)	5,668	1,815	8,855	(5,236)
Plus: Acquisition expenses	-	-	-	-	-	318	350	789
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606
Plus: Business integration expense	-	-	-	-	-	1,383	6,616	1,874
Plus: Facility consolidation expense	-	-	-	-	-	-	-	5,514
Plus: Impairment of assets	-	-	-	-	-	-	195	1,133
Plus: Impairment of goodwill	-	-	-	-	-	-	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 3)	16,707	(28,460)	(45,390)	(2,570)	5,668	3,516	16,384	4,681
Operating income as % of net sales	5.2%	-10.1%	-22.3%	-1.1%	2.1%	0.7%	2.6%	-1.3%
Adjusted operating income as a % of net sales	5.2%	-10.1%	-22.3%	-1.1%	2.1%	1.3%	4.8%	1.2%

Non-GAAP EBIT and EBITDA	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	986	(927)	5,291	(1,402)
Less: (Loss) from discontinued, net tax	(521)	(313)	(382)	(280)	(286)	(275)	(266)	(2,075)
Plus: Taxes	3,686	(2,932)	(8,870)	(2,604)	684	(401)	(576)	1,053
Plus: Interest	6,347	5,965	5,521	4,124	3,470	3,146	3,756	4,302
Non-GAAP Adjusted EBIT (Note 5)	16,801	(28,134)	(45,208)	(2,854)	5,426	2,092	8,737	6,029
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,650	9,396	10,263	12,908
EBITDA	29,742	(14,382)	(31,704)	8,721	15,075	11,488	18,999	18,937
Plus: Acquisition expenses	-	-	-	-	-	318	350	789
Plus: Amortization of inventory step up	-	-	-	-	-	-	367	606
Less: Gain on purchase of business	-	-	-	-	-	-	-	(11,110)
Plus: Business integration expense	-	-	-	-	-	1,383	6,616	1,874
Plus: Facility consolidation expense	-	2,317	4,091	1,556	(563)	-	-	5,514
Plus: Impairment of assets	-	4,478	1,459	-	-	-	195	1,133
Non-GAAP Adj. EBITDA (Note 5)	29,742	15,534	5,252	10,277	14,512	13,189	26,528	17,743
Non-GAAP Adj. EBITDA as % of Net Sales	9.3%	5.5%	2.6%	4.4%	5.4%	5.0%	7.7%	4.4%
Management estimate of severe weather (not in above)	-	-	-	-	-	-	-	1,054

Non-GAAP Free Cash Flow	2007 (a)	2008 (a)	2009 (a)	2010	2011	2012	2013	2014
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,854)	5,426	2,092	8,737	6,029
Times: 1 - Tax Rate = EBIAT	10,416	(17,443)	(28,029)	(1,769)	3,364	1,297	5,417	3,738
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	9,650	9,396	10,263	12,908
Plus: Non Cash Impairment of Assets and Goodwill	-	27,599	32,865	-	-	-	195	1,133
Minus: Net change in Working Capital	2,211	2,147	(24,868)	3,880	9,921	10,541	18,721	17,645
Non-GAAP Cash from Operations	21,146	21,761	43,208	5,926	3,093	152	(2,847)	134
Minus: Capital Expenditures net of Asset Sales	16,638	8,871	511	1,761	6,735	4,052	13,257	32,825
Minus: Business / Capital acquisitions	-	-	-	-	-	6,961	1,863	9,332
Non-GAAP Free Cash Flow (Note 6)	4,508	12,890	42,697	4,165	(3,642)	(10,861)	(17,966)	(42,024)

Non-GAAP Gross Profit	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Net Sales	95,384	85,082	107,926	109,006	104,574
Gross Profit	22,755	18,101	26,671	26,599	24,126
Plus: Business integration expense	875	445	-	-	-
Plus: Amortization of inventory step up	107	-	194	196	216
Non-GAAP Adj. Gross Profit (Note 1)	23,737	18,546	26,865	26,795	24,342
Gross Profit as % of Net Sales	23.9%	21.3%	24.7%	24.4%	23.1%
Non-GAAP Adj. Gross Profit % of Net Sales	24.9%	21.8%	24.9%	24.6%	23.3%

Non-GAAP S,G&A	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Net Sales	95,384	85,082	107,926	109,006	104,574
Selling and Administrative Expense	20,388	20,117	24,260	23,801	25,004
Plus: Business integration expense	(472)	(377)	(269)	(555)	(228)
Less: Acquisition expenses	(75)	(454)	(154)	(93)	(88)
Non-GAAP Adj. Selling and Administrative Expense	19,841	19,287	23,837	23,153	24,688
S,G&A as % of Net Sales	21.4%	23.6%	22.5%	21.8%	23.9%
Non-GAAP Selling and Admin as % of Net Sales (Note 2)	20.8%	22.7%	22.1%	21.2%	23.6%

Non-GAAP Operating Income	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Net Sales	95,384	85,082	107,926	109,006	104,574
Operating income (loss)	1,945	(2,241)	588	832	(4,414)
Plus: Acquisition expenses	75	454	154	93	88
Plus: Amortization of inventory step up	107	-	194	196	216
Plus: Business integration expense	1,519	822	269	555	228
Plus: Facility consolidation expense	-	73	949	1,632	2,860
Plus: Impairment of assets	195	-	656	103	375
Plus: Impairment of goodwill	-	-	-	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 3)	3,841	(893)	2,810	3,411	(648)
Operating income as % of net sales	2.0%	-2.6%	0.5%	0.8%	-4.2%
Adjusted operating income as a % of net sales	4.0%	-1.0%	2.6%	3.1%	-0.6%

Non-GAAP EBIT and EBITDA	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Net income (loss) as reported	1,597	4,628	(645)	(185)	(5,200)
Less: (Loss) from discontinued, net tax	(106)	(193)	(135)	(177)	(1,570)
Plus: Taxes	(758)	2,853	(13)	44	(1,830)
Plus: Interest	996	1,012	1,158	991	1,141
Non-GAAP Adjusted EBIT (Note 5)	1,941	8,685	635	1,028	(4,319)
Plus: Depreciation and amortization	2,441	2,988	3,262	3,330	3,328
EBITDA	4,382	11,673	3,897	4,358	(991)
Plus: Acquisition expenses	75	454	154	93	88
Plus: Amortization of inventory step up	107	-	194	196	216
Less: Gain on purchase of business	-	(10,937)	-	(173)	-
Plus: Business integration expense	1,519	822	269	555	228
Plus: Facility consolidation expense	-	73	949	1,632	2,860
Plus: Impairment of assets	195	-	656	103	375
Non-GAAP Adj. EBITDA (Note 5)	6,278	2,085	6,119	6,764	2,775
Non-GAAP Adj. EBITDA as % of Net Sales	6.6%	2.5%	5.7%	6.2%	2.7%
Management estimate of severe weather (not in above)	-	1,054	-	-	-

Non-GAAP Free Cash Flow	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Non-GAAP Adjusted EBIT (from above)	1,941	8,685	635	1,028	(4,319)
Times: 1 - Tax Rate = EBIAT	1,204	5,385	393	637	(2,678)
Plus: Depreciation and amortization	2,441	2,988	3,262	3,330	3,328
Plus: Non Cash Impairment of Assets and Goodwill	195	-	656	103	375
Minus: Net change in Working Capital	(858)	13,811	3,324	7,850	(7,340)
Non-GAAP Cash from Operations	4,697	(5,438)	987	(3,780)	8,365
Minus: Capital Expenditures net of Asset Sales	2,786	4,299	4,192	6,972	17,362
Minus: Business / Capital acquisitions	-	6,717	-	2,615	-
Non-GAAP Free Cash Flow (Note 6)	1,911	(16,454)	(3,205)	(13,367)	(8,997)

Recast Non-GAAP Information

THE DIXIE GROUP

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company has recast the numbers for 2014 in the following ways:

- Using the actual experience in claims and allowances in adjusting sales
- Using the manufacturing variances in line with the actual experience achieved in 2013 in adjusting Cost of Sales
- Eliminating the one-time acquisition related expenses in 2014 as a result of the Atlas and Burtco acquisitions in Cost of Sales
- Removing the Atlas and Burtco transaction expenses in adjusting General and Administrative costs
- Removing the gain on purchase of Atlas and Burtco as a result of the write up of assets under fair value accounting
- Removing the operating loss and loss on asset disposal in Discontinued Operations due to the closure of the Carousel line of business

- Results do include results of Atlas Carpet Mills from March 2014 and Burtco from September 2014

	Prior Year December 28, 2013	Actual December 27, 2014	Recast Non-GAAP December 27, 2014	Amount Recast	Reason
Net Sales	$ 344,374	$ 406,588	$ 408,082	$ 1,494	Sales deductions = 2013 rate
Cost of Sales	258,804	311,091	300,860	(9,625)	Variances = 2013 rate
Operating Margin	85,570	95,497	107,222	(606)	Remove acquisition expenses
Operating Margin %	24.8%	23.5%	26.3%		
Group Selling	54,479	67,811	67,811		
Group Admin & G&A Shared Services	21,742	25,371	24,582	(789)	Remove acquisition expenses
Total SG&A	76,221	93,182	92,393		
Percentage of Sales	22.1%	22.9%	22.6%		
Other Operating (Income) Expense, Net	494	904	904		
Operating inc. w/o unusual items	8,855	1,411	13,925		
Operating inc. w/o unusual items %	2.6%	0.3%	3.4%		
Facility Consolidation Expense	-	5,514	-	(5,514)	Remove restructuring
Impairment of assets	-	1,133	-	(1,133)	Remove restructuring
Operating Income (Loss)	8,855	(5,236)	13,925		
Operating Income as % of Sales	2.6%	-1.3%	3.4%		
Interest Expense	3,756	4,302	4,302		
Other (Income) Expense, Net	26	(154)	(154)		
Gain on Purchase of Business	-	(11,110)	-	11,110	Remove gain on purchase
Refinancing Expenses	94	-	-		
Income (Loss) Before Taxes	4,980	1,726	9,777		
Income Tax Provision (Benefit)	(576)	1,053	3,629		
Income (Loss) from Cont. Operations	5,557	673	6,147		
Loss from Discontinued Operations	(266)	(608)	(10)	608	Remove Carousel
Loss on Disposal from Discontinued Op	-	(1,467)	-	1,467	Remove Carousel
Net Income (Loss)	$ 5,291	$ (1,402)	$ 6,137		
EBIT Cont Op	$ 8,736	$ 6,028	$ 14,079		
DA	10,263	12,908	12,908		
EBITDA Cont Op	$ 18,999	$ 18,937	$ 26,987		Recast 2014 Non-GAAP EBITDA

Facility Consolidation Information

THE DIXIE GROUP

Facility Consolidation Plan Summary	2014	2015 Est	2016 Est	Total
East Coast Facility consolidation	4,148	1,010	342	5,158
East Coast Asset write off	1,133	-	-	1,133
West Coast Facility consolidation	1,366	379	-	1,745
Total facility consolidation and asset write off's	6,648	1,389	342	8,038